Mail Stop 4561

Dana C. Russell
Senior Vice President and
Chief Financial Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

>   **Re: Novell, Inc.**
>   **Form 10-K for the Fiscal Year Ended**
>   **October 31, 2006**
>   **Filed May 25, 2007**
>   **Form 10-Q for the Quarterly Period Ended**
>   **April 30, 2007**
>   **Filed June 8, 2007**
>   **File No. 000-13351**

Dear Mr. Russell:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended October 31, 2006

Consolidated Statements of Operations, page 59

1.   We note from you disclosures in Note B that for arrangements in which the Company does not have sufficient Novell-specific objective evidence for all undelivered elements and the arrangement does not provide for unspecified additional software product, all revenue is deferred until the only undelivered

element is software maintenance or technical support at which time the entire fee is recognized ratably over the remaining maintenance or support term. Tell us where you classify these arrangements in your statement of operations (software licenses or maintenance, subscription, and services). Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

2.   Similarly, we note the Company has contracts for which you apply the percentage of completion method of accounting. Tell us how you classify revenues from these arrangements in your statement of operations (software licenses or maintenance, subscription, and services) and your justification for your presentation. As previously noted, absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note B. Summary of Significant Accounting Policies

Revenue Recognition and Related Reserves, page 68

3.   We note in your disclosure that you recognize revenue upon delivery of your software products or for SUSE Linux products, when the product is sold to the end customer. We also note in your disclosure that one of the criteria for recognizing revenue related to such products is when the fee is fixed or determinable and is not subject to a refund or cancellation. However, you also disclose that your standard contracts offer a 90-day right of return. Clarify the inconsistencies in your disclosure and whether the 90-day right of return includes refunds to your customers.

4.   We also note in your disclosure that Novell specific objective evidence of fair value for elements in your multiple element arrangements is determined based upon the price charged when each element is sold separately. Please explain your methodology and assumptions used to determine Novell specific objective evidence of fair value of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. initial term for maintenance, upgrade protection and technical support). For instance, does the price charged for the individual elements vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of each undelivered element. In this regard, tell us the percentage range allowed for your pricing of the undelivered elements that you consider to be representative of Novell specific objective evidence for each element and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Note C. Staff Accounting Bulletin No. 108, page 73

5.   We note in your disclosure that the review of your historical stock-based compensation practices uncovered differences in measurement dates related to stock-based compensation. Additionally, we note that you determined these differences were not material to any prior period on either a quantitative or qualitative basis and that you recorded the effects of these differences by using the SAB 108 cumulative effect adjustment during fiscal 2006. Based on your facts and circumstances and given the subject matter of the review, it is unclear whether the use of the one-time cumulative adjustment permitted by SAB 108 is appropriate. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

6.   We note your disclosures on page 75 where you provide a breakdown of the stock-option backdating adjustments for fiscal 2005, 2004 and the cumulative period prior to fiscal 2004 (fiscal 1997 to 2003). Tell us what consideration you gave to providing a breakdown of the $19.2 million adjustment for each year included in your selected financial data (2002 – 2005) and the cumulative period (1997 – 2001) and the percentage impact of such adjustments on the Company's financial statements for each period (i.e. income (loss) from continuing operations before taxes, income (loss) from continuing operations, net income, etc.) as determined in your SAB 99 analysis.

Note J. Goodwill and Intangible Assets

Intangible Assets, page 88

7.   Tell us how you considered the guidance in SFAS 142 in determining that the
      SUSE Linux tradename has an indefinite useful life. Please describe the specific
      factors considered in determining that there is not foreseeable limit on the period
      of time over which this tradename expected to contribute to the cash flows of the
      reporting entity.

Note P. Senior Convertible Debentures, page 99

8.   We note that as a result of not filing your periodic reports in a timely manner, the
      trustee of your Debentures asserted that you were in default under the indenture
      and that you entered into a first supplemental indenture that included additional
      interest of 7.3% per annum from November 9, 2006 to November 9, 2007. We
      also note that the change in terms of the Debentures did not result in substantially
      different cash flows which resulted in the modification of the Debentures.
      Provide us with your present value analysis supporting your statement that the
      modification of your Debentures did not change the net present value of the cash
      flows by more than 10%.

Note S. Legal Proceedings, page 101

9.   We note that a verdict was found in favor of the plaintiffs against you in the
      amount of $19 million as it relates to the Amer Jneid litigation and that if a final
      judgment against you is entered by the trial court, you intend to appeal of any
      resulting judgment. We also note a settlement agreement has been reached
      related to the Silverstream litigation although the settlement agreement has not
      been approved by the Court. Clarify the amounts you have accrued related to
      these cases, as well as the SCO Group, Inc. suit filed against you, including what
      amounts are included in the $24 million adjustment related to your outstanding
      contingencies as disclosed on page 103.

10.   We also note in your disclosures regarding your various legal proceedings where
      you indicate that you do not believe that the resolution will have a material impact
      on your financial position, results of operations or cash flows. We caution you
      that a statement that the contingency is not expected to be material does not
      satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a
      loss exceeding amounts already recognized may have been incurred and the
      amount of that additional loss would be material to a decision to buy or sell your
      securities. In that case, you must either (a) disclose the estimated additional loss,

or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer by analogy to Question 2 of SAB Topic 5Y.

Note AA. Segment Information, page 115

11.   We note from your segment footnote that the Company's geographic segments include the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Form 10-Q For the Quarterly Period Ended April 30, 2007

Note B. Significant Accounting Policies

Recognition Policy – Microsoft Agreements-related Revenue, page 7

12.   We note you entered into a Business Collaboration Agreement, a Technical Collaboration Agreement, and a Patent Cooperation Agreement with Microsoft Corporation. Explain the following as it relates to your revenue recognition policy for such agreements:

Business Collaboration Agreement:
- Clarify the terms of the agreement including how many subscription "certificates" were included in the $240 million payment by Microsoft and how you established vendor specific objective evidence for these "certificates" given the single and multi-year subscriptions offered to end customers. Additionally, tell us whether you will earn any additional revenue beyond the $240 million received from Microsoft from the sale of the combined offering to end customers.

Technical Collaboration Agreement:
- Clarify the terms of the agreement including each party's obligations.
- Tell us the authoritative literature applied in accounting for this arrangement.
- Tell us whether the development of software under these arrangements involve significant production, modification or customization of your existing software and whether technological feasibility has been achieved prior to entering into the agreements.
- Tell us whether the funding contributed by the Microsoft is refundable and how the funding is accounted for upon receipt.
- If you are successful in developing a product under this agreement, tell us whether you have the exclusive right to use or sell the resulting products developed.

- Your disclosures indicate that you combined the $108 million and the amounts you "will receive" for the Technical Collaboration Agreement and are recognizing this revenue ratably over the contractual terms of the agreement. Tell us the amount you will receive for this agreement. Tell us when you anticipate receiving such payments and how you accounted for such funds prior to receipt.

Patent Cooperation Agreement:
- Clarify the terms of the agreement including what each party's payment obligation represents.
- Tell us the authoritative literature applied in accounting for this arrangement. In this regard, tell us why recognizing the $108 million up-front payment by Microsoft ratably over the contract term with the periodic payments made to Microsoft recorded as a reduction in revenue is appropriate.
- Clarify the timing of recognizing the periodic payments made to Microsoft in relation to the recognition of the $108 million up-front payment made by Microsoft.

Overall, tell us how you determined there is objective and reliable evidence of fair value for each of your undelivered elements in this arrangement. In this regard, tell us how you considered the guidance in paragraph 16 of EITF 00-21, which states "contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should *not* be presumed to be representative of fair value."

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief